EXHIBIT 11.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER SHARE

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(Dollars in thousands, except per share data)
Basic net income per common share:
Net income	$299,433	$346,217	$307,212

Average common shares outstanding	89,915	89,843	88,887
Basic net income per common share	$3.33	$3.85	$3.46
Diluted net income per common share:
Net Income	$299,433	$346,217	$307,212

Average common shares outstanding	89,915	89,843	88,887
Net shares to be issued upon exercise of dilutive stock options and other dilutive components	1,130	1,537	1,781

Average shares outstanding	91,045	91,380	90,668

Diluted net income per common share	$3.29	$3.79	$3.39